GREEN STREAM HOLDINGS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2019

GREEN STREAM HOLDINGS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2019 and April 30, 2018
(Unaudited)

GREEN STREAM HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
AT APRIL 30, 2019 & April 30, 2018
(UNAUDITED)

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 0	$
TOTAL CURRENT ASSETS	0	0
FIXED ASSETS-NET	915,654	0
OTHER ASSETS	185,000	0
TOTAL ASSETS	1,100,654	0
LIABILITIES		
Accounts Payable	5,952	0
Other Current Liabilities	40,000	1,306,838
Due to Shareholder	66,762	
TOTAL CURRENT LIABILITIES	112,714	0
TOTAL LIABILITIES	112,714	1,306,838
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred A Stock $.001 par value 1,000,000 Authorized 53,000 issued, and outstanding at April 30, 2019 and 1,000,000 Authorized, 1,000,000 issued and outstanding at April 30, 2018	53	1,000
Preferred B Stock $.001 par value 1,000,000 Authorized 600,000 issued and outstanding at April 30, 2019 and 1,000,000 Authorized, 0 issued and outstanding at April 30, 2018	600	
Preferred C Stock $.001 par value 10,000,000 Authorized 760,000 issued and outstanding at April 30, 2019 and 10,000,000 Authorized 10,000,000 issued and outstanding at April 30, 2018	760	10,000
Common Stock, $.001 par value 10,000,000,000 Authorized 25,834,000 issued and outstanding at April 30, 2019 and 10,000,000,000 Authorized 9,991,254,145 issued and outstanding at April 30, 2018	25,834	9,991,254
Additional paid-in-capital	1,073,407	(9,625,627)
Retained earnings	(112,714)	(1.683.465)
TOTAL STOCKHOLDERS' EQUITY	987,940	(1,306,838)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	1,100,654	0

The accompanying notes are an integral part of the financial statements.

GREEN STREAM HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED APRIL 30, 2019 & April 30, 2018
(UNAUDITED)

	2019	2018	
REVENUES:			
Sales	$ 0	$ -	$
TOTAL REVENUE	0	-	
COST OF SALES	0		
GROSS MARGIN	0		
OPERATING EXPENSES:			
Administrative expenses	3,101		
Advertising & Promotion			
Travel	29,532	-	
Insurance	-		
Legal Fees	20,570		
Professional Fees	27,000		
Transfer Agent Fees	32,511		
Total Operating expenses	112,714		
NET OPERATING INCOME/ LOSS	(112,714)		
OTHER INCOME/(EXPENSE)			
Finance and interest fees	0		
NET INCOME/(LOSS)	$ (112,714)	$	
Basic and Diluted Loss per Common Share	$ (.0044)	$	
Weighted Average Number of Common Shares Outstanding	25,834,000	333,042	

The accompanying notes are an integral part of the financial statements.

GREEN STREAM HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30 2019 & APRIL 30, 2018
(UNAUDITED)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (Loss)	$ (112,714)	0
Adjustments to reconcile net income (loss) to net cash provided (used) By operating activities:		
Changes in operating assets and liabilities:		
Depreciation		-
(Increase)/decrease in accounts receivable		0
Increase/ (decrease) in accounts payable	45,952	0
Increase/ (decrease) in accrued salaries		-
Increase/ (decrease) in accrued interest payable		0
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(66,762)	0
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in Fixed Assets		-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease)/Increase in notes payable		0
(Decrease)/Increase in to Stockholder	66,762	0
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	66,762	0
NET INCREASE (DECREASE) IN CASH	0	0
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	0	0
CASH AND EQUIVALENTS, END OF PERIOD	$ 0	$
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		

The accompanying notes are an integral part of the financial statements.

F-3

GREEN STREAM HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/ (DEFICIT)
FOR THE YEAR ENDED APRIL 30, 2019
(UNAUDITED)

| | PREFERRED | | COMMON STOCK | | ADDITIONAL PAID IN CAPITAL | ACCUMULATED EQUITY / (DEFICIT) | TOTAL SHAREHOLDERS EQUITY (DEFICIT) |
	SHARES	VALUE	SHARES	VALUE			
BALANCE APRIL 30, 2017	11,000,000	$11,0000	9,991,254,145	$9,991,254	$(9,625,627)	$(1,683,465)	$(1,306,838)
BALANCE APRIL 30, 2018	11,000,000	$11,000	9,991,254,145	$9,991,254	$(9,625,627)	$(1,683,465)	$(1,306,838)
REVERSE SPLIT			(9,990,917,378)	(9,990,917)	10,670,000	1,683,465	
CANCELLATION OF DEBT							2,437,339
ISSUANCE OF COMMON SHARE FOR SERVICES			25,497,000	25,497	29,034		(29,847)
CANCELLATION OF PREFERRED SHARES	(11,000)	$(10,187)					
ISSUANCE OF PREFERRED SHARES FOR SERVICES	600,000	$600					
NET LOSS APRIL 30, 2019						(112,714)	(112,714)
BALANCE APRIL 30, 2019	1.413,000	$1,413	25,834,000	$25,834	$1,073,407	$(112,714)	$987,940

The accompanying notes are an integral part of the financial statements.

F-4

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

A. ORGANIZATION AND OPERATIONS

The Company was originally incorporated on April 12, 2004, in the State of Nevada under the name of Ford-Spoleti Holdings, Inc. On June 4, 2009, the Company merged with Eagle Oil Holding Company, a Nevada corporation, and the surviving entity, the Company, changed its name to "Eagle Oil Holding Company, Inc." On April 25, 2019, the Company changed its name to "Green Stream Holdings Inc." and is deemed to be a continuation of business of Eagle Oil Holding Company, Inc. Additionally, the Company was reorganized that so that the Company became operating as a holding company of Green Stream Finance, Inc., a Wyoming Corporation. That reorganization, inter alia, gave Madeline Cammarata, President of Green Stream Finance, Inc., the majority of the voting power in the Company. On April 25, 2019 the Company also filed the certificate of Amendment to Articles of Incorporation with the Secretary of State of Nevada providing for reverse stock split: each thirty thousand shares of common stock of the Company issued and outstanding immediately prior to the "effective time" of the filing were automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of common stock, provided that no fractional shares were to be issued in connection with said reverse stock split. On May 15, 2019, the Company filed the articles of conversion with the secretary of state of Nevada, to convert the company from Nevada Corporation to Wyoming Corporation. The Company is in good standing in the State of Wyoming as of September 25, 2019. The Company's common shares are quoted on the "Pink Sheets" quotation market under the symbol "GSFI."

B. BASIS OF ACCOUNTING

The Company utilizes the accrual method of accounting, whereby revenue is recognized when earned and expenses when incurred. The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. As such, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and these adjustments are of a normal recurring nature. The results of operations for the year ended April 30, 2019 are not necessarily indicative of the results for the full fiscal year ending April 30, 2019.

C. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

D. CASH AND CASH EQUIVALENTS Cash and cash equivalents include cash on hand; cash in banks and any highly liquid investments with maturity of three months or less at the time of purchase. The Company maintains cash and cash equivalent balances at several financial institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000.

E. FIXED ASSETS Fixed assets are carried at cost. Depreciation is computed using the straight-line method of depreciation over the assets estimated useful lives. Maintenance and repairs are charged to expense as incurred; major renewals and improvements are capitalized. When items of fixed assets are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in income. Other fixed assets consist of the work in process build out of a store front in California. Depreciation will be calculated on the facility once the construction is complete.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

F. COMPUTATION OF EARNINGS PER SHARE
Net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period.

F. INCOME TAXES

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.
The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740 10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the state of Wyoming. As of the Company's has not yet filed a tax return, the Company has no net operating loss (NOL) for which it may receive future tax benefits. No such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

G. REVENUE RECOGNITION

The Company recognizes revenue only when all of the following criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred, or services have been rendered; the fee for the arrangement is fixed or determinable; and collectability is reasonably assured. The Company recognizes license and service revenue pursuant to multiple short-term contracts for specific projects. These contracts include certain fixed and variable pricing components. Fixed price components are subject to certain milestones, as defined in the individual contracts, and revenue is recognized once the specific milestone is attained. Variable price components are recognized in the month the Company provides the defined services.

H. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

The Company recognizes an allowance on accounts receivable deemed to be uncollectible. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary at APRIL 30, 2019.

I. EQUIPMENT

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired, an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. No impairment charge was considered necessary at April 30, 2019.
Depreciation expense was $0 for the period ended April 30, 2019.

J. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable and accrued expenses, and loans payable approximate their fair market value based on the short-term maturity of these instruments.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange traded instruments and listed equities.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

GREEN STREAM HOLDINGS, INC.
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 2019
(UNAUDITED)

The carrying amounts reported in the balance sheets approximate their fair value.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014 09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that the updated standard will have on its financial statements and related disclosures. There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 16, 2019, the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

Note 2 – Stockholders' Equity Common Stock

Authorized Securities:
Authorized Common Stock: 10 billion
Authorized preferred stock: 12 million
Designations of Series:
A: 1,000,000
B: 1,000,000
C: 10,000,000
Issued Securities:

	Name of Class (if any)	Units Outstanding	CUSIP (if any)	Name of Trading Center or Quotation Medium (if any)
Common Equity	Common stock	25,834,000	GSFI	OTC Markets
Preferred Equity	Series A Convertible Preferred Stock	53,000	n/a	n/a
Preferred Equity	Series B Convertible Preferred Stock	600,000	n/a	n/a
Preferred Equity	Series C Convertible Preferred Stock	760,000	n/a	n/a

GREEN STREAM HOLDINGS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2019

GREEN STREAM HOLDINGS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2019 and October 31, 2018
(Unaudited)

GREEN STREAM HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
AT OCTOBER 31, 2019 & OCTOBER 31, 2018
(UNAUDITED)

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	19,555	0
TOTAL CURRENT ASSETS	19,555	0
FIXED ASSETS-NET	915,654	0
OTHER ASSETS	185,000	0
TOTAL ASSETS	1,120,209	0
LIABILITIES		
Accounts Payable	22,842	0
Other Current Liabilities	60,000	1,306,838
Due to Shareholder	130,265	
TOTAL CURRENT LIABILITIES	213,107	0
TOTAL LIABILITIES	213,107	1,306,838
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred A Stock $.001 par value 1,000,000 Authorized 53,000 issued, and outstanding at October 31, 2019 and 1,000,000 Authorized, 1,000,000 issued and outstanding at October 31, 2018	53	1,000
Preferred B Stock $.001 par value 1,000,000 Authorized 600,000 issued and outstanding at October 31, 2019 and 1,000,000 Authorized, 0 issued and outstanding at October 31, 2018	600	
Preferred C Stock $.001 par value 10,000,000 Authorized 760,000 issued and outstanding at October 31, 2019 and 10,000,000 Authorized 10,000,000 issued and outstanding at October 31, 2018	760	10,000
Common Stock, $.001 par value 10,000,000,000 Authorized 25,834,000 issued and outstanding at October 31, 2019 and 10,000,000,000 Authorized 9,991,254,145 issued and outstanding at October 31, 2018	25,834	9,991,254
Additional paid-in-capital	1,186,120	(9,625,257)
Retained earnings	(306,265)	(1,683,465)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	907,102	1,306,838
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	1,120,209	0

The accompanying notes are an integral part of the financial statements

GREEN STREAM HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED OCTOBER 31, 2019 & OCTOBER 31, 2018
(UNAUDITED)

	2019	2018
REVENUES:		
Sales	$ 0	$ -
TOTAL REVENUE	0	-
COST OF SALES	0	
GROSS MARGIN	0	
OPERATING EXPENSES:		
Administrative expenses	33,737	
Advertising & Promotion	13,550	
Travel	46,019	
Insurance	13,059	
Legal Fees	19,500	
Professional Fees	59,127	
Rent	8,559	
Total Operating expenses	193,551	
NET OPERATING INCOME/ LOSS	(193,551)	
OTHER INCOME/(EXPENSE)		
Finance and interest fees	0	
NET INCOME/(LOSS)	$ (193,551)	$
Basic and Diluted Loss per Common Share	(.0075)	$

Weighted Average Number of Common Shares Outstanding	25,834,000	333,042

The accompanying notes are an integral part of the financial statements.

GREEN STREAM HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED OCTOBER 31 2019 & OCTOBER 31, 2018
(UNAUDITED)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (Loss)	$ (193,551)	0
Adjustments to reconcile net income (loss) to net cash provided (used) By operating activities:		
Changes in operating assets and liabilities:		
Depreciation		-
(Increase)/decrease in accounts receivable		0
Increase/ (decrease) in accounts payable	82,841	0
Increase/ (decrease) in accrued salaries		-
Increase/ (decrease) in accrued interest payable		0
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(110,710)	0
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in Fixed Assets		-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease)/Increase in notes payable		0
(Decrease)/Increase in to Stockholder	130,265	0
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	130,265	0
NET INCREASE (DECREASE) IN CASH	19,555	0
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	0	0
CASH AND EQUIVALENTS, END OF PERIOD	$ 19,555	$
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		

The accompanying notes are an integral part of the financial statements.

GREEN STREAM HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/ (DEFICIT)
FOR THE SIX MONTHS ENDED OCTOBER 31, 2019
(UNAUDITED)

	PREFERRED		COMMON STOCK		ADDITIONAL PAID IN CAPITAL	ACCUMULATED EQUITY / (DEFICIT)	TOTAL SHAREHOLDERS EQUITY (DEFICIT)
	SHARES	VALUE	SHARES	VALUE			
BALANCE APRIL 30, 2017	11,000,000	$11,0000	9,991,254,145	$9,991,254	$(9,625,627)	$(1,683,465)	$(1,306,838)
BALANCE APRIL 30, 2018	11,000,000	$11,000	9,991,254,145	$9,991,254	$(9,625,627)	$(1,683,465)	$(1,306,838)
REVERSE SPLIT			(9,990,917,378)	(9,990,917)	10,670,000	1,683,465	
CANCELLATION OF DEBT							2,437,339
ISSUANCE OF COMMON SHARE FOR SERVICES			25,497,000	25,497	29,034		(29,847)
CANCELLATION OF PREFERRED SHARES	(11,000)	$(10,187)			112,713	(112,713)	
ISSUANCE OF PREFERRED SHARES FOR SERVICES	600,000	$600					
NET LOSS OCTOBER 31, 2019						(193,551)	(193,551)
BALANCE OCTOBER 31, 2019	1.413,000	$1,413	25,834,000	$25,834	$1,186,120	$(306,265)	$907,102

The accompanying notes are an integral part of the financial statements.

GREEN STREAM HOLDINGS, INC.
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2019
(UNAUDITED)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. ORGANIZATION AND OPERATIONS
The Company was originally incorporated on April 12, 2004, in the State of Nevada under the name of Ford-Spoleti Holdings, Inc. On June 4, 2009, the Company merged with Eagle Oil Holding Company, a Nevada corporation, and the surviving entity, the Company, changed its name to "Eagle Oil Holding Company, Inc." On April 25, 2019, the Company changed its name to "Green Stream Holdings Inc." and is deemed to be a continuation of business of Eagle Oil Holding Company, Inc. Additionally, the Company was reorganized that so that the Company became operating as a holding company of Green Stream Finance, Inc., a Wyoming Corporation. That reorganization, inter alia, gave Madeline Cammarata, President of Green Stream Finance, Inc., the majority of the voting power in the Company. On April 25, 2019 the Company also filed the certificate of Amendment to Articles of Incorporation with the Secretary of State of Nevada providing for reverse stock split: each thirty thousand shares of common stock of the Company issued and outstanding immediately prior to the "effective time" of the filing were automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of common stock, provided that no fractional shares were to be issued in connection with said reverse stock split. On May 15, 2019, the Company filed the articles of conversion with the secretary of state of Nevada, to convert the company from Nevada Corporation to Wyoming Corporation. The Company is in good standing in the State of Wyoming as of September 25, 2019. The Company's common shares are quoted on the "Pink Sheets" quotation market under the symbol "GSFI."

B. BASIS OF ACCOUNTING
The Company utilizes the accrual method of accounting, whereby revenue is recognized when earned and expenses when incurred. The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. As such, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and these adjustments are of a normal recurring nature. The results of operations for the Six months ended OCTOBER 31, 2019 are not necessarily indicative of the results for the full fiscal year ending April 30, 2019.

C. USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

D. CASH AND CASH EQUIVALENTS Cash and cash equivalents include cash on hand; cash in banks and any highly liquid investments with maturity of three months or less at the time of purchase. The Company maintains cash and cash equivalent balances at several financial institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000.

E. FIXED ASSETS Fixed assets are carried at cost. Depreciation is computed using the straight-line method of depreciation over the assets estimated useful lives. Maintenance and repairs are charged to expense as incurred; major renewals and improvements are capitalized. When items of fixed assets are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in income. Other fixed assets consist of the work in process build out of a store front in California. Depreciation will be calculated on the facility once the construction is complete.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

F. COMPUTATION OF EARNINGS PER SHARE
Net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period.

F. INCOME TAXES
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.
The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740 10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the state of Wyoming. As of the Company's has not yet filed a tax return, the Company has no net operating loss (NOL) for which it may receive future tax benefits. No such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

G. REVENUE RECOGNITION
The Company recognizes revenue only when all of the following criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred, or services have been rendered; the fee for the arrangement is fixed or determinable; and collectability is reasonably assured. The Company recognizes license and service revenue pursuant to multiple short-term contracts for specific projects. These contracts include certain fixed and variable pricing components. Fixed price components are subject to certain milestones, as defined in the individual contracts, and revenue is recognized once the specific milestone is attained. Variable price components are recognized in the month the Company provides the defined services.

H. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS
The Company recognizes an allowance on accounts receivable deemed to be uncollectible. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary at October 31, 2019.

GREEN STREAM HOLDINGS, INC.
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2019
(UNAUDITED)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

I. EQUIPMENT
Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired, an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. No impairment charge was considered necessary at October 31, 2019.
Depreciation expense was $0 for the period ended October 31, 2019.

J. FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable and accrued expenses, and loans payable approximate their fair market value based on the short-term maturity of these instruments.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange traded instruments and listed equities.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable. The carrying amounts reported in the balance sheets approximate their fair value.

RECENT ACCOUNTING PRONOUNCEMENTS
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014 09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition

guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements.

Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that the updated standard will have on its financial statements and related disclosures. There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 2, 2019, the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

Note 2 - Stockholders' Equity Common Stock

Authorized Securities:
Authorized Common Stock: 10 billion
Authorized preferred stock: 12 million
Designations of Series:
A: 1,000,000
B: 1,000,000
C: 10,000,000

Issued Securities:

	Name of Class (if any)	Units Outstanding	CUSIP (if any)	Name of Trading Center or Quotation Medium (if any)
Common Equity	Common stock	25,834,000	GSFI	OTC Markets
Preferred Equity	Series A Convertible Preferred Stock	53,000	n/a	n/a
Preferred Equity	Series B Convertible Preferred Stock	600,000	n/a	n/a
Preferred Equity	Series C Convertible Preferred Stock	760,000	n/a	n/a
Debt Securities	n/a	n/a	n/a	n/a